Exhibit 7.1
August 14, 2009
Florida Public Utilities Company
401 South Dixie Highway
West Palm Beach, Florida 33401
Attn:    John T. English — Chairman of the Board, President and Chief Executive Officer
Board of Directors
Dear Mr. English and Members of the Board of Directors of Florida Public Utilities Company:
As we have expressed previously to Florida Public Utilities (“FPU”), we are extremely disappointed with the proposed merger between FPU and Chesapeake Utilities Corporation (“Chesapeake” or “CPK”). We believe that, not only did FPU fail to get the best price for FPU’s shareholders, FPU’s board of directors and executive officers breached their fiduciary duties to FPU’s shareholders by engaging in self-dealing in connection with the transaction. All facts that are reinforced by a review of the joint preliminary proxy statement filed with the Securities and Exchange Commission on July 24, 2009 (the “Proxy Statement”). Given that is the responsibility of a board of directors to ensure that it has negotiated the best price for the shareholders, we believe that FPU’s board of directors must seriously consider its fiduciary duties to the FPU shareholders, of which we are the second largest.
Self-Dealing
With only 18 of 88 paragraphs of the Background section of the Proxy Statement devoted to actions taken by FPU in connection with the proposed merger, we were disappointed to note that most of FPU’s scant discussion of the merger transaction is devoted to negotiations regarding employment agreements for FPU’s executives. Strikingly, CPK discusses at length its thorough deliberations of its board of directors, while the limited number of FPU paragraphs lack detail and substance, apparently revealing the failures by FPU’s board to properly review this proposed transaction. Based on this scant, and potentially inadequate, disclosure in the Proxy Statement, it appears that the 2008 discussions with Chesapeake broke off due in part to the inability to reach agreement on the executive employment agreements. Clearly, the most important discussion for FPU’s shareholders would have been the exchange ratio.
Eventually, according to the Proxy Statement, in April of 2009, FPU and CPK were able to agree to terms on the proposed transaction which includes severance payments to three senior FPU executives even though only Mr. English’s existing employment agreement would have entitled him to severance in the event of a change of control of FPU. Messrs. Bachman’s and Stein’s existing employment agreements would have required them to be terminated in connection with the proposed transaction in order to receive severance. However, these individuals are receiving more than they would be entitled to under their pre-existing contracts. Chesapeake is

Florida Public Utilities Company
August 14, 2009

retaining Messrs. Bachman and Stein and paying them their severance. Although you termed these payments as “stay bonuses” in the April 20, 2009 press release, they are in fact the exact same amount as the severance payments under their employment agreements. In addition, FPU and Chesapeake will enter into new employment agreements with Messrs. Bachman and Stein upon closing of the transaction that will entitle them to additional severance upon termination of their employment if there is another change of control, thereby paying them severance twice. If Messrs. Bachman and Stein were not entitled to severance in connection with the proposed transaction, why is more than $1 million being paid to them instead of to FPU shareholders?
In addition, Mr. English is being paid his severance of approximately $740,000 in connection with his termination upon closing of the proposed transaction as well as an additional $204,000 over the next two years to perform “consulting” services for Chesapeake. As a member of FPU’s board of directors, Mr. English voted in favor of the proposed transaction with Chesapeake and that transaction will personally enrich Mr. English.
In total, approximately $2.0 million, or $0.33 per share, is being paid to executives of FPU — a substantial portion of which these executives were not contractually entitled to — instead of being paid to FPU’s shareholders. FPU’s board of directors and executive officers are obligated to maximize shareholder value, not structure a transaction that is essentially beneficial to themselves.
Inadequate Price
We also believe that the merger consideration is inadequate for FPU shareholders and undervalues FPU.
FPU engaged in 18 months of discussions with Chesapeake without ever investigating if other bidders existed or seeking competing bids. In fact, you ignored our April 10th offer letter without even checking with us to see if we would be willing to increase our offer, a sure sign that you had no interest in seeing if a better price was obtainable for FPU shareholders.
We believe that the lack of any market check reduces the price transparency and fails to ensure that FPU’s shareholders are receiving the highest value. To make matters worse, even though FPU did not conduct a pre-signing market check, the merger agreement contains a “no solicitation” provision whereby FPU cannot solicit or seek another offer for FPU even if they believe that the other offer would be superior to Chesapeake’s offer. On top of that anti-shareholder provision, FPU agreed to pay Chesapeake a $3.4 million termination fee if FPU were to accept an unsolicited offer that was superior to the Chesapeake offer. This $3.4 million termination fee is approximately 4.6% of the equity value of the Chesapeake offer and acts as a severe deterrent to potential third party bidders.

Florida Public Utilities Company
August 14, 2009

According to your Proxy Statement, during almost all of the 18 months of discussions between FPU and Chesapeake, an exchange ratio was never specified. Nevertheless, the Proxy Statement reveals that all the while FPU was devoting a significant amount of time to discussing and negotiating severance payments and new employment and consulting agreements for FPU’s executive officers, which ultimately deprived FPU shareholders of an additional $0.33 per share in merger consideration.
In addition, the merger agreement was executed just prior to the approval of FPU’s rate case with the Florida Public Service Commission, allowing Chesapeake to take advantage of these future revenues while depriving FPU shareholders of the potential value of these revenues.
Based on our understanding of the process that FPU’s Board followed as outlined in the Proxy Statement, we expect to vote “no” on the proposed merger with Chesapeake. We encourage all other shareholders to do the same.

Very truly yours,
/s/ Richard M. Osborne
By: Richard M. Osborne, Chairman and CEO

cc:	Chesapeake Utilities Corporation — Mr. John R. Schimkaitis — President and Chief Executive Officer and the Board of Directors

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